COCO NOIR WINE SHOP & BAR

2021 Report

Dear investors,

For the year ending 2021, we got the financial numbers covered. Overall, last year had its ups and downs. We didn't meet our total capital raise goal of $500K+, but we were able to start the construction process in late December 2021 and January 2022. From the start of the construction wine shop buildout, until the present day of May 2022, we have built out 80% of the space. To cover the additional cost, our founder has used her own funds, the current Wefunder funds, and outside the capital. Our business is scheduled to open in fall 2022. The cost of labor, materials/supplies, and inventory has increased and material delays are our challenge. To ensure that we will open this fall, please consider purchasing wine from our online wine shop, gift cards, and book virtual tastings. As an investor, if you want to contribute more, there will be an opportunity to donate additional funds via our new donation page and as an investor, you can share it within your networks.

We need your help!

Due to the increase in the cost of construction, labor, supplies, and inventory, we need investors to purchase wine from our online wine shop and book virtual tastings, it would be helpful if investors can share additional funding sources with our company. We will share our online wine shop on our Wefunder Page and in our CoCo Noir Wine Shop & Bar newsletter. Finally, we will give our investors, customers, and supporters the opportunity to donate additional monies to support the successful opening of our wine shop this summer. The link will be shared in our upcoming newsletter.

Sincerely,

Alicia Kidd

Founder and Owner

Our Mission

Our 5-year vision is to expand and open our 2nd will be at an airport or a similar downtown location in the Bay Area or out of state cities such as Atlanta our Houston. . Also, we want to be the industry leader in offering wine and tapas dishes produced by women and minority winemakers and chefs. Finally, we aim to be the leader in wine technology that connects women winemakers and winemakers of color to a global audience to sell their wine and grow their brand.

See our full profile



How did we do this year?

Report Card

















A+

The Good

Started the building phase of CoCo Noir Wine Shop in Jan 2022 after a year-long delay.

The building phase is almost complete and we are scheduled to open fall 2022

we are working on hiring strategy, wine selections, and food, and beverage selection.

The Bad

There were several delays in the build phase, due to unexpected costs.

Unexpected construction, labor, and supplier cost.

Due to the high cost of construction, labor, and supplier cost, we had to get additional funding to fund the buildout.

2021 At a Glance

January 1 to December 31

$31,797 +603%
Revenue

-$72,433
Net Loss

$0
Short Term Debt

$521,300
Raised in 2021

$0
Cash on Hand
As of 09/ 7/20

INCOME | BALANCE | NARRATIVE

Revenues
Profit
$4,521
$-29,437
$31,797
$-72,433
2020
2021

Net Margin: -228% **Gross Margin: 25%** **Return on Assets: -45%** **Earnings per Share: -$8,048.11** **Revenue per Employee: $31,797** **Cash to Assets: 52%** **Revenue to Receivables: ~** **Debt Ratio: 115%**

2021_A.M._KIDD_REVIEW_FOR_WEFUNDER_2021.pdf

Final_12.31.20_Kidd__Truvillion-Kemp_Financila_Statement_Review.pdf

We ❤ Our 434 Investors

Thank You For Believing In Us

Arno Hesse	Logan Lenz	Anthony A Cook	Kadidia Cooper	Rachael Vaughn	Brenda Anderson	Erika Huerta-Garlington
William Landis	Miyishia Slay	Craig Brown	Adrienne Anderson	Jasper Gallo	Christian Shelton	Darwin Bowens
Brad Barbeau	Brenda Wright	Darnell H. Bingham Jr.	Paul Sheppard	Greg Lakey	Soroya Pognon	Marco Thomas
Jung Manopath Kuan	Selendra Barefield	Michelle Hirons	Nneka Carrie Ude	Nigel Harris	Brad Barbeau	Anthony A Cook
Ashlee D Gutierrez	V Sheree Williams	Acacia Simone	Victoria Armigo	Jenny Kassan	Rebecca Yugga	Apeezee Parker
Swati Rayasam	Los Mae Diaz	Gina C Tomlinson	Courtney N LANIEAR	Isisi Asare	Chris Norman	Angela Barbash
Rebecca Hyde	Candice Woodring	De Nise Blake	Denise Olmstead	Michelle Long	Antoinette M Spillers	Adam Caylor
Tyrone Tucker	Shannan Mojica	Rhonda White	Larry Parker	Sharon Y. Morgan	Alexandra Rutherford	Lori Alaniz
Jacqueline Jones	Jonathan T Ellison	Benjamin Mena	Dakarai Aarons	Jonathan Harris	Anissa Gauthier	Natasha Reed

Crystal Cornelia	Carey Reid	Nicole M Charles	Sarah Ghanta	Angela Johnson-Dorsey	Cheryl Davis	Jermaine Charles
Terence Tucker	The Carson Collective, LLC	Javier Manzano	Kevin Dillon	Megan Steidel	Royal Burton	Jay Seright
Britt Lewis	Tiffany Shafer	Rod Cooks	Janine Bassi	Danielle Joseph-Key	Stelanie Lu Vetta Marshall	Jon Exume
Maiyeshia McFadden	Luke Mertens	Patricia MCCLELLAN	Cathy D. Adams	Petra A Lewis	Hermese Velasquez	Thomas Cash
Dexter McKenzie	André Langston Handcox	Mark Harris	Alphaeus Martin	Phil Neumann	Gina C Tomlinson	Patricia Kelly Marsh
Frank Zheng	Calvin Morgan	Alyssa Gill	Georgette Easter	Larry Parker	Deidra E. Mason	Pascal Prunier
Juan Troy	Jennifer Portillo	Kysha Mitchell	Leah Tulin	Jonathan T Ellison	Aminah Chefmimi Robins...	Ashley Gauer
Dakarai Aarons	Phil Neumann	Earl Thomas	April L McTeer	Cindi Darling	Brenda J. Miles	Adam Field
Loraine Binion Hardy Dba...	Roy Kornbluh	Gregory Montgomery	Craig MacLellan	Gregory Montgomery	Jonathan Rosenthal	Emily Winston
Bosco Kante	Rutha Miller-Henderson	Ivellisse Morales	Zarinah Pasha	Anna Aldrete Springer	Ronald A. Kemp	Nicole Mitchell-Mallari
Karen Allen	Rachel Skywalker	Leatrice Tomlinson	Eric Schreiber	Candice Cox	Lillian Rafii	Joseph Turner
Barbara Berkeley	Ramon J Terrazas	Alison Jackson	Najeebah Mpagazi	Maile Ohye	John Whitehurst	Winnie Anderson
Meera Shankar	Yasmeem Watson	David Quinn	William Johnson, IV	Jeff And Sonia Semenchuk	Shu Lai	Katie Hawn
Allistair Mallillin	Kelly R	Alyssa Bantleman	Lina Buffington	Samantha O'Neil	Samantha Sandoval	Shane Hare
Hmellisa Mlo	Crystal WILSON	Elizabeth Porras	Erin Brown	Annie Ryan	Winter Oxford	Bivett Brackett
Laura Gustafson	Boris Gamazaychikov	Victoria Reyes	Shantal Aguirre	Lindsay Baker	Josephine Stoddard	Everett & Leila Shockley
Alisha Cannon	Paula Thompson	La Rhonda Chargois	Colin Epstein	Alicia Tonti	Liz Upchurch	Caitlin Busby
Tanya Pereira	Greg Pasquali	Leslie White	Alexandra Spencer-Wong	Adiba Khan	Annie Su	Zee Spencer
Shelley Powsner	Tivon Johnson	Kate Kaso-Howard	Lisa Knox	Khalid White	Alexis Collentine	Brandy A Hyatt
Erin Reid	Tanja Powers	Stephanie Beechem	William Culler-Chase	Thembile Mtwa	Theresa Toppin	Shauna Gordon-McKeon
Libby Schaaf	Elmer Pierce	Edward & Adrienne Tanner	Maura Passanisi	Emron Walwyn	Thomas Gonzales	Nina Robinson
Priya Sandhu	Ryan Jenkins	Richard Jones	Nichelle R Downing	Catherine Lyons	Albert Gibbs	Jerry Bailey
Tahirah Anderson	Shahneka Dupart	Jesse Johnson	Anna Hamilton	Laxmi Kumaran	Rich Goodman	Tracy Bizelli
Leonie Wedderburn	Anthony Coleman	Larry Lewis	Ariana Marbley	Nicole McTeer	Stephanie Harrison	Bryant Nichols
Lakisha Gayden	Brandon Westbrook	Dr. F. La Shell Robertson	Carolyn Verner	Jacqueline Lopes	Rachel D'Abreau	Connie Austin
Supreme Dorvil	Ravinell Rose	Jean Francois	Precilla Barr	Christopher Paul	Jovis DePognon	Stefan Hawkins
James L Washington	Malika Collins Smith	Wava T Johnson	Sandra Welch	Sharla Pringle	Krista Stinson	Maurice Rigaud
Nikhil Jain	Jacqulyn Hill	Shantel M H Bacon	Desiree Lewis	Jacob Leroy Haynes	Nicole Dennis	Kasey Joyner
Heather Braxton	Latonya Andrews	Linda Rosborough	One AMERICA	Terri Knapp	Christina Ambrose	Rebecca Odim
Marissa Quintero	Constance A Portis	Ricardo Hamilton	Whitney Aikens	Jennifer Perez	James Wilson	Nichole Ewans
Diane Aka-Bashorun	Jonathan Frantz	Evelyn Almon	Lorna Fox Ricardo	Laura Wheat	Laverne R Sawyer	Kisha Jones
Betty Howell	Fernay McPherson	Lashusha Thress	Marilyn Wann	Letitia Taylor	Mahlon Goma	Marilyn Monter
Jenifer Gorin	C L Walker	Carrie Taylor	De Marco Dawson	Esther Park	Dr Yvonne D Austin	John S Black
Scott Green	Catherine Angela Daughtry	Keante Hendricks	Gheya Calhoun-Butler	Keri Henderson	Tanya D Young	Bernard Johnson
Steve Fassler	Afia Kontoh	Allendra Letsome	Christina Potts	Shane JOHNSON	Allisha Davis	Wanda Sheffield
France Laure Salomon Du...	George Greeley	Shona Saulsberry	Isaac Pearlman	Harriette Briscoe	William Green	Jean Cromwell
Henry Gerard Nixon	Melissa Palmer	Jacinta Borner	John D. Foster	Bert Feuss	Coura Keita	Stephanie P Gay
Amy Peyrot	Brian Drummond	Tori Covington	Joy Zarembka	Donna Lewis	Chrishon Lampley	Deborah Annette Bryson
Eddis Adams	Ashanta Randolph	Teaira Wilcher	Nisha Kapadia	Jason B Lee	Ingrid HAWK	Liz Upchurch
Terry Forde	Nikki Green	Rosi Quinones	Giselle Jasmin	Khalid White	Stephanie Beechem	Sharón W Scott
Leonda Irvin	Carmen Shelton	Dana Patrice Hill	Cianna Leatherwood	Lee White	Lakeisha Brooks	Jesika Cooney
Brian Hicks	Lauren Phillips	Julianne Hunton Phillips, ...	Debra Mininfield	Maurita Antoinette	Amanda Niu	Portia Allen-Kyle
Pamela Soberman	Tessa Downes	Leslie White	Angelique Blair	Renée Simpson	Kristin McKee	Tesandra Cohen
Niama Safia Sandy	Zoleka Mekile	Mona Dave	Lauren Margulies	Danielle Davidian	Aisha Humphries	Kenya Johnson
Nikoa Ham	Maya Rollins-williams	Alice Brathwaite	Jaime Araujo	Jasmine Gill	Ricardo Guimbarda	Joyce Chuinkam
Leiandra Baker	Sophia Aladenoye	Jenny Tolan	Nicole Kearney	Grace Lesser	Sam Manning	Bivett Brackett
Rutha Miller-Henderson	Rebecca Brackman	Kristalle Cooks	Ronda Williams	Kristin Hull	Paul Calloway	Doug Ittner
Barbara Amey	Bridgette Leslie	Sandra Weatherby	Holli Honnette	Jennifer Sheridan	Bobby Dillard	Mary Ann Owens
Morgan Simon	Madeline RICHARDSON	Rachel Skywalker	Pamela Burns	Michael Hannigan	Suhayl Ramirez	Claude Arpels
Diana Pasquali	La Tajh A Weaver	Stephanie Haughey	Nortey Family	Sarina Simon	Claire Thiveyrat	Wladimir Wlassowsky
Guerline Cledor	Lisa Love	Kevin L. Nichols	Dana Amaku	Carlynn Pinckney	Lakisha Gayden	Tiwana Jackson
Rhonda Holmes	Jeffrey Scattini	Dianne Ma	Michael Williamson	Jermel Thomas	Jenny Kuan	Josephine Chen
Mary Edwards	Felicia Byrd	Jesse Torres	Dené S Mathews	Nicole Winzey	Olivia Chaplin	Jonny Price

Thank You!

From the CoCo Noir Wine Shop & Bar Team



Alicia Kidd

Founder and Owner



Alfonso Dominquez

CoCo Noir Wine Shop - Hospital Adv & Gen Con

Alfonso is our lead Hospitality Advisor and General Contractor. He has 20 years of restaurant and bar ownership experience and experience building and designing new and existing brick & mortar spaces.



Aminah Chefmimi Robinson

Board Advisor - Diversity Inclusion - Wine & Food

Aminah Robinson is CoCo Noir's Board of Advisor of our Food and Wine division. She will work with our CEO to source wines and foods. She is the owner of Chef Mimiline & Black Food & Wine Experience.



Robbie Terry-Washington

Board of Advisor CoCo Noir Wine Shop - CPA

Robbie Terry-Washington is CoCo Noir CPA and she is the owner of RTW Accounting Firm. Her role is to advise on accounting practices and making sure that we adhere to GAAP Standards.



Carla Titus

Board of Advisor - CFO

Carla Titus has 10+ years of CFO experience working in Corporate America and advising start-up and growth companies. She will review CoCo Noir financial projects and work with our CPA to ensure review generation.

Details

The Board of Directors

DIRECTOR	OCCUPATION		JOINED
Alicia M Kidd	Owner and CEO @ The Wine Noire LLC		2020

Officers

OFFICER	TITLE		JOINED
Alicia M Kidd	CFO Secretary President		2021

Voting Power [?]

HOLDER	SECURITIES HELD	VOTING POWER
The Wine Noire LLC	9,900 Common Stock	100.0%

Past Equity Fundraises

DATE	AMOUNT	SECURITY	EXEMPTION
11/2021	$260,650		Regulation Crowdfunding
11/2021	$260,650		4(a)(6)

The use of proceeds is to fund general operations.

Outstanding Debts

None.

Related Party Transactions

None.

Capital Structure

CLASS OF SECURITY	SECURITIES (OR AMOUNT) AUTHORIZED	SECURITIES (OR AMOUNT) OUTSTANDING	VOTING RIGHTS
Preferred	1,000,000	0	No
Common Stock	10,000	9,900	Yes

	SECURITIES RESERVED FOR ISSUANCE UPON EXERCISE OR CONVERSION
Warrants:	0
Options:	0

Risks

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

Competition

Although most of our competitors will be undergoing similar environmental risks, our competition with longer store front tenure in the wine business could potentially impact our market share.

Unpredictable Governmental Alcohol Policy Change

If the social acceptability of our products declines, or governments adopt policies disadvantageous to beverage alcohol, our business could be adversely affected.Our ability to market and sell our products depends heavily on societal attitudes toward drinking and governmental policies that both flow from and affect those attitudes. In recent years, increased social and political attention has been directed at the beverage alcohol industry. For example, there remains continued attention focused largely on public health concerns related to alcohol abuse, including drunk driving, underage drinking, and the negative health impacts of the abuse and misuse of beverage alcohol. While most people who drink enjoy alcoholic beverages in moderation, it is commonly known and well reported that excessive levels or inappropriate patterns of drinking can lead to increased risk of a range of health conditions and, for certain people, can result in alcohol dependence. Some academics, public health officials, and critics of the alcohol industry in the United States, Europe, and other parts of the world continue to seek governmental measures to make beverage alcohol more expensive, less available, or more difficult to advertise and promote. If future high-quality scientific research indicated more widespread serious health risks associated with alcohol consumption – particularly with moderate consumption – or if for any reason the social acceptability of beverage alcohol were to decline significantly, sales of our products could decrease.

Product Risk

We will probably depend on a small number of large retailers for a significant portion of our sales. Food and beverage retailers in the U.S. and other markets have been consolidating, resulting in large, sophisticated retailers with increased buying power. They are in a better position to resist our price increases and demand lower prices. They also have leverage to require us to provide larger, more tailored promotional and product delivery programs. If we and our bottlers and distributors do not successfully provide appropriate marketing, product, packaging, pricing and service to these retailers, our product availability, sales and margins could suffer.

Supply Chain Disruption

One impact of coronavirus has been to make us more aware of the inherent risks in international and global supply chains and associated just-in-time production strategies. Bottlenecks anywhere along the chain can potentially impact final production. Wine is certainly affected by supply chain issues related to the coronavirus, although not as much as some other industries such as automobiles and electronics. Glass imports from China are one important concern and I am sure there are others. Wine exports, which are of growing importance because of the domestic surplus, may also be disrupted.

COVID-19: Managing Risks and Ensuring Business Continuity

With COVID there is naturally ambiguous launching a store front business. In the current situation, we know it is vital to react as fast as possible in order to mitigate impacts and other risks and to prepare the organization for the further development of the COVID-19 pandemic and its possible scenarios. We have developed business continuity management covers infrastructure, cyber, employee, business, operational and communication risks, with the aim of managing and facing new challenges and risks, to ensure continuity of operations and production.

The bottom line so far is that the coronavirus has many effects that are detrimental to the economy in general and the economy of wine in particular. Anyone in the wine business would be wise to ask themselves a series of questions that starts with "how well prepared is my company for a recession?" and continues down the list to supply chain disruptions, swings in consumer demand, altered trade patterns, tasting room strategies and policies, and so on. It is already too late to anticipate some impacts, but not too soon to think through others.

Due to the COVID-19 pandemic, we may face issues acquiring customers and securing distribution partners. It is unknown how this will impact market demands going forward.

Location

Our location has been promised to us however due to COVID the construction and permitting has been delayed impacting visibility of our launch date.

Description of Securities for Prior Reg CF Raise

Additional issuances of securities. Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Issuer repurchases of securities. The Company may have authority to repurchase its securities from shareholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently.

A sale of the issuer or of assets of the issuer. As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company and the Board of Directors of the Company to manage the Company so as to maximize value for shareholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company and the Board of Directors of the Company. If the Board Of Directors of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

Transactions with related parties. The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management and Board of Directors of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its shareholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

Minority Ownership

An Investor in the promissory notes holds no position in the Company and will have no voting rights in the Company, and thus will be limited as to its ability to control or influence the governance and operations of the Company. The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its board of directors, and the Investor will have no independent right to name or remove an officer or member of the board of directors of the Company.

Exercise of Rights Held by Principal Shareholders

As holders of a majority-in-interest of voting rights in the Company, the shareholders may make decisions with which the Investor disagrees, or that negatively affect the gross revenues of the Company, and the Investor will have no recourse to change these decisions. The Investor's interests may conflict with those of other investors, and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to the Investor. For example, the shareholders may change the terms of the Operating Agreement for the company, change the terms of securities issued by the Company, change the management of the Company, and even force out minority holders of securities. The shareholders may make changes that affect the tax treatment of the Company in ways that are unfavorable to you but favorable to them. Other holders of securities of the Company may also have access to more information than the Investor, leaving the Investor at a disadvantage with respect to any decisions regarding the securities he or she owns. The shareholders have the right to redeem their securities at any time. shareholders could decide to force the Company to redeem their securities at a time that is not favorable to the Investor and is damaging to the Company. Investors' exit may affect the value of the Company and/or its viability. In cases where the rights of holders of convertible debt, SAFEs, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be negatively affected. Based on the risks described above, the Investor could lose all or part of his or her investment in the securities in this offering, and may never see positive returns.

Restrictions on Transfer

The securities offered via Regulation Crowdfunding may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

- to the issuer;

- to an accredited investor⊘;

- as part of an offering registered with the U.S. Securities and Exchange Commission; or

- to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Valuation Methodology for Prior Reg CF Raise

The offering price for the securities offered pursuant to this Form C has been determined arbitrarily by the Company, and does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria. In determining the offering price, the Company did not employ investment banking firms or other outside organizations to make an independent appraisal or evaluation. Accordingly, the offering price should not be considered to be indicative of the actual value of the securities offered hereby.

The value of the promissory notes will be determined by the Company's senior management in accordance with U.S. generally accepted accounting principles. For example, the notes may be valued based on principal plus anticipated interest payments over the course of the term of the note.

Company

A.M. KIDD HOLDING INC.

- California Corporation
- Organized February 2020
- 1 employees

2001 Addison ST
Ste 300
Berkeley CA 94704

http://coconoirwineshop.com

Business Description

Refer to the CoCo Noir Wine Shop & Bar profile.

EDGAR Filing

The Securities and Exchange Commission hosts the official version of this annual report on their EDGAR web site. It looks like it was built in 1989.

Compliance with Prior Annual Reports

CoCo Noir Wine Shop & Bar is current with all reporting requirements under Rule 202 of Regulation Crowdfunding.

All prior investor updates

You can refer to the company's updates page to view all updates to date. Updates are for investors only and will require you to log in to the Wefunder account used to make the investment.